UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated November 25, 2019, announcing the Company's dividend and earnings report for the third quarter of 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 26, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

NORDIC AMERICAN TANKERS (NYSE: NAT) –REPORT AS PER SEPTEMBER 30, 2019. TANKER UPSWING CONTINUES.
Hamilton, Bermuda, November 25, 2019
HIGHLIGHTS:
1
WE CURRENTLY HAVE THE STRONGEST TANKER MARKET THAT WE HAVE SEEN IN DECADES. IN OUR FLEET OF 23 SUEZMAXES, 21 ARE IN THE SHORT TERM MARKET, PROVIDING IMMEDIATE BENEFIT FOR NAT. THE FOURTH QUARTER IS BUILDING A STRONG MOMENTUM FOR 2020. WE EXPECT THIS TO CONTINUE. POLITICAL FRICTIONS OFTEN LEAD TO A STRONGER TANKER MARKET.

2
AS OF THE DATE OF THIS REPORT, ABOUT 70% OF THE SPOT TRADING DAYS OF OUR FLEET FOR 4Q19 HAVE BEEN BOOKED AT AN AVERAGE TCE OF $34,000/DAY. SPOT RATES ARE CONTINUING ITS UPWARD MOMENTUM. THE TIME CHARTER EQUIVALENT (TCE) FOR OUR SHIPS FOR THE THIRD QUARTER CAME IN AT $15,900/DAY, WHICH WAS BETTER THAN BOTH THE SECOND QUARTER THIS YEAR AT $14,800/DAY AND THE THIRD QUARTER LAST YEAR THAT SAW $12,000/DAY.

3
IMPORTANT STRUCTURAL CHANGES STIMULATING DEMAND FOR OUR SUEZMAX TANKERS ARE TAKING PLACE. NEW RULES BY THE INTERNATIONAL MARITIME ORGANIZATION (IMO) COMING INTO FORCE ON JANUARY 1, 2020 IS ONE CHANGE. OIL EXPORTS FROM USA IS ANOTHER IMPORTANT FACTOR. WE SEE INCREASED CRUDE OIL VOLUMES AND LONGER SAILING DISTANCES, CREATING MORE TRANSPORTATION WORK FOR OUR VESSELS.

4
INVESTORS AND LENDERS ARE RELUCTANT TO INJECT CAPITAL INTO PRIVATE COMPANIES UNDERTAKING SPECULATIVE ORDERING OF SHIPS –WHICH IS NOT PART OF A FLEET RENEWAL. THIS LIMITS SUPPLY OF SHIPS, WHICH IS GOOD FOR TANKER OWNERS AND INCREASES THE ATTRACTIVENESS OF NAT AS A PUBLICLY LISTED COMPANY.

5	YEAR-ON-YEAR THE TREND HAS CONTINUED WITH BETTER EARNINGS IN 2019 VERSUS 2018, CONFIRMING THAT THE TIDE FOR THE TANKER MARKET HAS DEFINITELY TURNED.
6
WITH THIS REPORT WE ANNOUNCE OUR 89TH CONSECUTIVE QUARTERLY DIVIDEND DISTRIBUTION. THE DIVIDEND THIS TIME IS A REFLECTION OF THIRD QUARTER NOT BEING MATERIALLY DIFFERENT FROM THE SECOND QUARTER. 2 CENT PER SHARE DIVIDEND WILL BE PAYABLE ON DECEMBER 18, 2019, TO SHAREHOLDERS OF RECORD DECEMBER 5, 2019.

7	A STRONGER TANKER MARKET GOING FORWARD WILL FORM THE BASIS FOR INCREASED DIVIDEND. NAT IS A DIVIDEND COMPANY.
8	THE QUALITY OF THE NAT FLEET IS FIRST RATE, REFLECTED IN THE VETTING RECORD OF OUR SHIPS. VETTING IS THE ASSESSMENT OF OIL COMPANIES TO ESTABLISH THE TECHNICAL AND OPERATIONAL QUALITY OF OUR FLEET.
9
2019 HAS SO FAR BEEN A BUSY PERIOD FOR NAT: A SALES PROGRAM OF 10 NAT SUEZMAXES ENDED IN EARLY 2019, A LOAN OF $306 MILLION WAS RAISED VIA A BANK IN DALLAS, TEXAS, IN ORDER TO REPAY ALL DEBT TO THREE SCANDINAVIAN LENDERS, A $40 MILLION ATM (AT THE MARKET OFFERING) WAS ESTABLISHED IN THE SPRING OF 2019 – ONLY ABOUT $1.3 MILLION OF THIS ATM HAS BEEN USED. NORDIC AMERICAN OFFSHORE HAS BEEN RE-ARRANGED AND IS NOW OPERATING AS A NYSE LISTED COMPANY UNDER THE NAME OF HERMITAGE OFFSHORE SERVICES. THE SCORPIO GROUP IS THE MAIN SHAREHOLDER.

10	DETAILED FINANCIAL INFORMATION FOR THIS AND OTHER PERIODS IS INCLUDED LATER IN THIS REPORT.

Our Fleet
Our fleet consists of 23 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. The average age of our fleet is about 11 years; 10 units were built from 2010 onwards and 13 units were built between 2000 and 2009. We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment.
The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality of our fleet.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to achieve a sound cost structure.
Nine months 2019 Results
For the first nine months of 2019, NAT had a net loss of $23.1 million or -$0.16 per share compared to the same period in 2018 that saw a net loss of $84.8 million or -$0.60 per share.
For detailed information about our P&L, balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.
Financing
Our fleet is financed through two financing arrangements; the $306 million 5-year senior secured credit agreement with CLMG Corp., funded by Beal Bank of Dallas, Texas and the Ocean Yield financing for our three vessels delivered last year. Both financing arrangements contain an element of down-payment that will reduce our debt going forward, while still maintaining our flexibility to distribute generous dividends in improving tanker markets.
The debt level of NAT has always been among the lowest in the industry. The NAT board has focus on further reducing the debt to a level that NAT maintained a few years ago.
During July and August, the Company issued 638,350 shares, less than half a percent of outstanding shares in the Company, with gross proceeds of $1.3 million under its At-the-Market Offering (ATM). Following this issuance, the Company has a total of 142,608,016 common shares outstanding. No further issuance under the ATM has been conducted.
Dividend
For 3Q2019 a cash dividend of $0.02 per share has been declared. Payment of the dividend is expected to be on or about December 18, 2019, to shareholders of record on December 5, 2019.
In an improved tanker market, higher dividends can be expected.
World Economy and the Tanker Market
What is good for the world economy and world trade is by nature positive for the crude oil tanker business. It is important to note, in light of trade war headlines currently, that political uncertainty can be positive for tanker shipping, as inefficiencies in the energy logistical chain stretch the tanker fleet (storage, delays, different trade patterns, etc.) and subsequently limits supply of tankers.
The world Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 517 vessels at the end of 3Q2019. During 2018, 28 Suezmax vessels were delivered from the shipyards and 21 vessels were scrapped. For 2019 we expect to see a total of 30 additions to the world Suezmax fleet, with only 4 of these remaining to be delivered during 4Q19. In 2020 we currently see 19 conventional Suezmax tankers scheduled for delivery.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.
This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 23 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Nine Months Ended

Amounts in USD ‘000	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018	Sep. 30,2019	Sep. 30, 2018
Net Voyage Revenue	32,348	30,653	23,187	116,630	79,811
Vessel Operating Expenses	(16,184)	(15,947)	(17,409)	(48,100)	(62,703)
General and Administrative Expenses	(3,049)*	(3,885)*	(4,194)*	(10,502)**	(10,675)**
Depreciation Expenses	(15,985)	(15,742)	(15,278)	(47,513)	(44,924)
Impairment Loss on Vessels	0	0	0	0	(2,168)
Gain (Loss) Disposal of Vessels	0	0	(1,642)	0	(3,358)
Operating Expenses	(35,218)	(35,574)	(38,523)	(106,115)	(123,828)
Net Operating Earnings (Loss)	(2,870)	4,921	(15,336)	10,515	(44,017)
Interest Income	73	63	45	220	250
Interest Expense	(9,354)	(9,532)	(8,843)	(29,749)	(24,055)
Other Financial Income (Expenses)	(1,589)	(593)	(12,760)	(4,068)	(13,512)
Equity Loss in Associate	0	0	(1,084)	0	(3,506)
Total Other Expenses	(10,870)	(10,062)	(22,642)	(33,597)	(40,823)
Net Gain (Loss)	(13,740)	(14,983)	(37,978)	(23,082)	(84,840)
Basic Earnings per Share	(0.10)	0.11	(0.27)	(0.16)	(0.60)
Basic Weighted Average Number of Common Shares Outstanding	142,309,661	141,969,666	141,969,666	142,309,661	141,969,666
Common Shares Outstanding	142,608,016	141,969,666	141,969,666	142,608,016	141,969,666

*)
The G&A for the three months ended September 30, 2019, June 30, 2019 and September 30, 2018 include non-cash charges of $0.0m, $0.6m and $0.6m, respectively, which are charges related to share based compensation and pension cost.

**)
The G&A for the nine months ended September 30, 2019, September 30, 2018, include non-cash charges of $0.8m and $0.9m, respectively, which are charges related to share based compensation and pension cost.

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)
Amounts in USD ‘000	Sep. 30, 2019		Sep. 30, 2018	Dec. 31, 2018
Cash and Cash Equivalents	37,320		45,529	49,327
Restricted Cash	10,873	*	0	0
Accounts Receivable, net	18,715		20,994	22,594
Prepaid Expenses	2,552		3,381	3,830
Inventory	15,963		20,358	20,291
Voyages in Progress	11,777		15,808	15,075
Other Current Assets	1,954		4,165	1,828
Total current assets	99,154		110,235	112,945
Vessels, Net	909,747		934,620	953,758
Deposit for vessels	0		16,710	0
Investment Securities	1,149		0	4,197
Investment in Associate	0		8,359	0
Other Non-current Assets	1,629		231	211
Total non-current assets	912,525		959,920	958,166
Total Assets	1,011,679		1,070,155	1,071,111

Accounts Payable	4,911		4,648	3,575
Accrued Voyage Expenses	10,620		6,996	5,063
Other Current Liabilities	6,989		9,397	8,960
Current portion of Long Term Debt	20,006	**	4,654	18,692
Total Current liabilities	45,526		25,695	36,290
Long-term Debt	384,876	***	414,372	417,836
Deferred Compensation Liability	15,472		16,068	14,954
Total Non-current Liabilities	400,348		430,440	432,790
Shareholders’ Equity	568,805	11	614,020	602,031
Total Liabilities and Shareholders’ Equity	1,011,679		1,070,155	1,071,111

*	Restricted cash is related to deposits made for future Drydockings of our vessels.
**	Current portion of Long Term debt includes $12.7 million related to the new borrowing facility and $7.3 million relates to the Vessel Financing Newbuildings.
***	Long Term Debt includes $271.5 million related to the new borrowing facility, $ 112.3 million relates to the OY financing arrangement and $ 1 million relates to lease liabilities.

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Nine Months Ended
Amounts in USD ‘000	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018	Sep. 30, 2019	Sep. 30, 2018
Voyage Revenue	67,384	66,161	62,729	221,828	202,759
Voyage Expense	(35,035)	(35,508)	(39,543)	(105,198)	(122,949)
Net Voyage Revenue (1)	32,348	30,653	23,187	116,630	79,810

	Three Months Ended			Twelve Months Ended
	Sep. 30, 2019	Jun. 30, 2019	Sep. 30, 2018	Dec. 31, 2018
Net Operating Earnings (Loss)	(2,870)	(4,921)	(15,336)	(38,616)
Depreciation Expense	15,985	15,742	15,278	60,695
Impairment Loss on Vessels and Goodwill	0	0	0	2,168
(Gain) Loss Disposal of Vessels	0	0	1,642	6,619
Share Based Compensation and Pension Cost	(20)	632	557	140
Adjusted Net Operating Earnings (2)	13,095	11,453	2,141	31,006

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment, (gain) loss disposal of vessels and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Nine Months ended		Twelve Months ended
Amounts in USD ‘000	Sep. 30, 2019	Sep. 30, 2018	Dec. 31, 2018

Net Cash Provided by (Used in) Operating Activities	46,119	(25,408)	(16,103)
Investment in Vessels	(1000)	(4,248)	(4,810)
Sale of Vessels	0	71,722	89,624
Other	0	(60)	(60)
Return from Investments	0	300	300
Net Cash Provided by (Used in) Investing Activities	(1000)	67,714	85,054

Proceeds from Issuance of Common Stock	1,281	(16)	0
Proceeds from Vessel Financing Newbuildings	0	8,328	12,505
Proceeds from Borrowing Activities	300,000	0	(78,242)
Repayments on Credit Facility	(313,400)	(54,890)	(2,361)
Repayments of Vessel Financing Newbuildings	(5,409)	0	0
Repayments of Borrowing Facility	(10,498)	0	0
Transaction Costs Borrowing Facilities	(6,921)	0	0
Dividends Distributed	(11,362)	(8,517)	(9,936)
Net Cash Provided by (Used in) Financing Activities	(46,309)	(55,095)	(78,034)

Net Increase (Decrease) in Cash and Cash Equivalents	(1,188)	(12,789)	(9,083)
Effect of exchange rate changes on Cash	54	(41)	51
Cash and Cash Equivalents at Beginning of Period	49,327	58,359	58,359
Net Deposit of Restricted Cash	(10,873)*	0	0
Cash and Cash Equivalents at End of Period	37,320	45,529	49,327

* Restricted cash is related to deposits made for future Drydockings of our vessels, in accordance with the new borrowing facility.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm